CHIEF FINANCIAL OFFICER'S STATEMENT



Walt Bruns | Chief Financial Officer

"We are committed to maintaining sound financial credibility. Guided by the clear roadmap shared at our 2025 Capital Markets Day, we are strengthening our foundation business while laying the groundwork for future growth and transformation. This is underpinned by a robust financial framework, aimed at maintaining resilience through volatility and creating long-term value for all our stakeholders."

KEY MESSAGES

- Strengthened balance sheet through improved cash flow
- Disciplined cost and capital management
- Focused capital allocation and liquidity management

Dear stakeholders

At Sasol, our strategy is anchored in a clear roadmap, designed to strengthen our foundation business, generating sustainable free cash flow and enabling long-term growth and transformation. The past year reminded us just how important it is to stay committed to this plan, while also remaining agile in navigating continued macro volatility and uncertainty.

Against this backdrop, we remain focused on our four strategic financial priorities:

1. **Improving sustainable free cash flow:** This remains a critical driver of value creation and is underpinned by restoring operational performance, disciplined capital and cost management, and enhanced commercial execution focused on higher-margin markets.
2. **Deleveraging the balance sheet:** Reducing debt is essential to building resilience. A strong balance sheet gives us the flexibility to manage external macro volatility and positions us to reinvest in the business when the time is right.
3. **Reinstating dividends:** We are committed to returning capital to shareholders, but only when our balance sheet is sustainably strengthened. This remains a key milestone on our roadmap.
4. **Disciplined capital allocation:** Every rand of capital deployed must support long-term value creation, by supporting safe operations, transforming our asset base and enabling growth aligned with our strategy.

These priorities are underpinned by robust risk management and a clear focus on executing what we can control. While there is still more to do, I'm encouraged by the progress made in 2025. We have responded with focus, and delivered against the majority of our financial targets, despite a challenging macro and operating environment.

Salient features

- **Adjusted EBITDA* of R51,8 billion, down 14% compared to prior year, reflecting the impact of a challenging macroeconomic environment**
- **Free cash flow increased by 75% to R12,6 billion, supported by focused management actions and the once-off Transnet legal settlement**
- **Disciplined capital spend of R25,4 billion, lower than the guidance, driven by spend optimisation**
- **Net debt reduced to US$3,7 billion**, with deleveraging prioritised until net debt target US$3 billion is achieved**
- **Strong liquidity position of over US$4 billion**

* Adjusted EBITDA is calculated by adjusting earnings before interest and tax for depreciation, amortisation, share-based payments, remeasurement items, change in discount rates of environmental provisions, all unrealised translation gains and losses on our derivatives and hedging activities.

** Total debt excluding leases less cash and cash equivalents.

CHIEF FINANCIAL OFFICER'S STATEMENT continued

Financial performance for the year

Improved cash generation in a challenging environment

Our free cash flow increased by 75% to R12,6 billion, supported by lower costs and capital expenditure and the successful resolution of our legal dispute with Transnet. This was achieved despite continued pressure from weaker commodity prices and refining margins.

Adjusted EBITDA declined by 14% to R51,8 billion, primarily due to a 15% lower Rand oil price with Brent crude oil averaging US$74,6/bbl (versus US$84,7/bbl in FY24) and the US$: Rand exchange rate averaging R18,17/US$ versus R18,71/US$ in FY24.

In addition, refining margins dropped sharply to US$5,8/bbl from US$18,1/bbl while, petrol and diesel differentials were also 35% and 36% lower respectively. On a positive note, the Chemicals basket price rose 5% to US$1 303/ton despite continued downturn in the chemical global market and reflective of management efforts to improve placement in higher margin channels.

Cost containment remains a key achievement. Excluding inflation and exchange rates, cost savings of R1,2 billion was realised, largely from a combination of lower labour, maintenance, professional services costs and changes in exchange rate.

Our first-order Maintain capital spend was R25 billion, 16% lower than the prior year due to a combination of lower feedstock replacement, compliance spend and discretionary sustenance spend including focused cost saving initiatives. Capital was also lower than market guidance, supported by deliberate and proactive initiatives to optimise spend, without compromising asset safety and reliability.

In the Southern Africa business, an oil breakeven price of US$59/bbl was achieved. Additionally, in our International Chemicals business, we delivered more than US$120 million (> 40%) EBITDA uplift, demonstrating early results from the reset initiatives.

Net trading working capital as a percentage of turnover (NWC%) on a 12-month rolling average basis was 16,8%, above our target of 15,5% to 16,5%, mainly from the lower rolling turnover and increase in inventory to manage supply variability during the year. NWC% at 30 June 2025 was 15,4%.

Total impairments of R20,7 billion were significantly lower than the R74,9 billion in the prior year, with R13 billion related to the Secunda and Sasolburg liquid fuel refinery cash generating units (CGU), which remain fully impaired. The recoverable amount improved through management actions but was negatively impacted by lower forecast macroeconomic price assumptions. Additional management initiatives need to be progressed before their benefits can be incorporated in the impairment calculations.

Additional impairments were recorded on Mozambique and Italy Care Chemicals CGUs, offset by the reversal of impairment for the China Care Chemicals CGU.

Shareholding

Founded in South Africa, Sasol is listed on the Johannesburg Stock Exchange (JSE) and on the New York Stock Exchange for purposes of our American Depositary Receipt program.

Sasol ordinary shares (%)



18,81 (17,87)
643 043 757˜
81,19 (82,13)
Public
Non-public
˜ Number of shares in issue

Beneficial ownership per geographic region (%)



3,10 (3,74)
9,50 (8,97)
18,36 (19,88)
69,04 (67,41)
South Africa
North America
Other
Europe

Beneficial ownership by fund type



2,03 (3,06)
1,84 (2,60)
6,67 (5,18)
28,12 (27,75)
8,20 (8,21)
7,79 (8,56)
18,05 (20,53)
Pension and provident funds
Unit trusts
Mutual funds
Government of South Africa
American Depositary Receipt holders
Sovereign wealth funds
Insurance companies

Turnover (Rand billion) and gross margin (%)



290
275
249
44
47
45
Rbn
%
Jun 23
Jun 24
Jun 25
Turnover
Gross margin %

Adjusted EBITDA (Rand billion)



66,3
60,0
51,8
Rbn
Jun 23
Jun 24
Jun 25

Net debt excluding leases (Rand billion)



3,9
4,1
3,7
Rbn
Jun 23
Jun 24
Jun 25

Free cash flow (Rand billion)*



19,4
7,2
12,6
Rbn
Jun 23
Jun 24
Jun 25

* Free cash flow is defined as cash available from operating activities less first order capital and related capital accruals. The Free cash flow calculation has been updated, in line with the revised capital allocation framework, to include selective growth and transform capital as part of first order capital, previously included under second order capital. Prior years have been reclassified accordingly.

Per the framework, First Order capital includes two pillars, being maintain capital, and selective growth and transform capital.

- Maintain capital is directed to ensure safe, compliant and reliable operations and includes feedstock replacement. The allocation for 2026 is R23-R25bn
- Selective growth and transform capital is the smaller, high return growth projects and incremental transform initiatives. The allocation is limited to R1bn in 2026 and R2bn from 2027. *Any step-up in this selective capital allocation will be dependent* on the successful recycling of carbon tax in South Africa, where we are actively engaging with stakeholders to expand the definition of expenditure that qualifies and allows for the transformation agenda in South Africa to be self-funded from carbon tax revenue.

CHIEF FINANCIAL OFFICER'S STATEMENT continued

Strengthening the balance sheet remains a priority

Net debt (excluding leases) decreased by 11% to US$3,7 billion (R65 billion), below our target of lower than US$4 billion. Total debt decreased by 10% to US$5,8 billion (R103,3 billion). Our liquidity improved by 13% to US$4,1 billion (R72,3 billion). This reflects our focused internal delivery, cost control and a stronger rand/US dollar closing exchange rate
(R17,75 compared to R18,19 in the prior year).

Net debt remains our dividend trigger, which we continue to target between FY27 and FY28 in line with our CMD guidance. Until then, our focus is on increasing cash generation and reducing debt to support both the dividend reinstatement and allocation of 2nd order capital in line with our capital allocation framework.

We further strengthened our financial position through a R5,3 billion bond issuance. This issuance supports our strategy to better align the currencies of our regional liabilities and cash flow and at a lower cost relative to other capital market options. Our proactive hedging strategy also continues to protect us from volatility in oil and currency markets.

Capital allocation discipline

Our capital allocation framework sets out the principles that guide how we allocate capital in order to create sustainable value for all our stakeholders.

First-order Maintain capital is directed to ensure safe, reliable, and compliant operations. Over the past year, we've made good progress in driving greater efficiency in our capital profile. We are targeting R23 to R31 billion per annum in nominal terms over the next three years, with lower capital in years without major shutdowns. Maintenance spend continues to make up approximately 60% of this, including shutdowns and renewals.

A key priority remains ensuring stable and competitive feedstock supply.

As gas development costs in the Mozambique PSA licence decline, we are ensuring that Mining receives the capital it needs to support long-term reliability and performance, considering both capital and non-capital options. Our optimised Emission Reduction Roadmap (ERR) is also unlocking further capital efficiencies, and we are now targeting R4 to R7 billion versus our previous R11 to R16 billion.

In addition to Maintain capital, we have allocated R1 billion in FY26 and R2 billion from FY27 for selective growth and transformation projects. A key focus is on renewables, which support both decarbonisation and utility cost reduction. Any step-up in this selective capital allocation will be dependent on the successful recycling of carbon tax in South Africa, where we are actively engaging with stakeholders to expand the definition of expenditure that qualifies and allows for the transformation agenda in South Africa to be self-funded from carbon tax revenue.

We remain committed to reducing our net debt target of below US$3 billion (previously US$4 billion). Until we reach this target, we will prioritise deleveraging over all other uses of capital. Our dividend policy of 30% of free cash flow remains, which we believe strikes the right balance, enabling shareholders to share in our success, while maintaining flexibility to reinvest in growth, transformation, and/or return additional capital to shareholders.

REVISED CAPITAL ALLOCATION FRAMEWORK

1ST ORDER ALLOCATION

1. **Maintain** safe and reliable operations
2. **Selective Growth** and **Transform**
3. NET DEBT[1] SUSTAINABLY[2] <US$3 BILLION

PAY DIVIDENDS OF 30% OF FREE CASH FLOW[3]

2ND ORDER ALLOCATION

Further **debt reduction** | Invest in larger **Growth** and **Transform** (4) | **Deliver** additional shareholder returns

1. **Optimise capital**
Ensuring continued safe and reliable operations
2. **Selective Growth and Transform (1st order)**
Smaller, high return growth projects and incremental transform initiatives
3. **Strengthen the balance sheet**
Reinforce financial resilience to manage volatility
4. **Larger Growth and Transform capital shifted**
Prioritise larger, value-accretive investments once balance sheet allows

[1] Net debt excluding lease liabilities.
[2] Assumes no major once-off impacts and that forecast net debt remains below US$3bn, supporting consistent dividend payments through the cycle.
[3] After tax, interest and 1st order capital expenditure.



CHIEF FINANCIAL OFFICER'S STATEMENT continued

FY26 outlook: Building credibility through performance

Looking ahead to FY26, our focus is firmly on execution, delivering the financial framework and building credibility through performance.

Our top priority is to improve production volumes across our operations, increase earnings and free cash flow and continue with our strict cost and capital discipline and proactive risk management.

We will target:

- First-order capital spend between R24 and R26 billion
- Net working capital between 15,5% and 16,5% of turnover
- Net debt lower than US$3,7 billion
- Complete FY27 hedging programme

With these enablers in place, we are confident that FY26 will see continued delivery, further strengthening our financial position to unlock sustainable future shareholder value.

Volumes
Deliver in line with targets

Working capital[1]
15,5% – 16,5%

Capital expenditure[2]
R24 – R26bn

Net Debt[3]
<US$3,7bn

Risk Management
Complete FY27 hedging

Enhanced cash generation

Deleveraging

Sustainable shareholder value

1 12-month rolling average net trading working capital percentage to turnover.
2 Maintain and selective growth and transform capital. Capital expenditure is impacted by R/US$ exchange rate – 10c change equals ~R30m impact in capital cost.
3 Net debt excluding lease liabilities.

Conclusion

Sasol made encouraging progress in delivering our targets for the financial year. Through focused execution, we improved free cash flow and made meaningful progress towards strengthening the balance sheet, in line with our goal to create long-term value for all our stakeholders.

While we recognise there's still work to be done, we are guided by clear plans and targets, underpinned by a disciplined approach. Our priorities remain unchanged: restoring our Southern African value chain, resetting our International Chemicals business for improved profitability and continuing to build resilience amid macro uncertainty.

These achievements would not have been possible without the dedication and commitment of Team Sasol. I extend my sincere thanks to all our employees for their continued efforts, and to our shareholders for their ongoing support and trust as we continue to deliver on our strategy.

Walt Bruns
Chief Financial Officer

27 August 2025

